UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

7 June 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1.	Letter to NZX – Change of Secretary of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 7 June 2011	By:	/s/ Craig Mulholland

	Name:	Craig Mulholland
	Title:	Group Company Secretary

Craig Mulholland Level 7 Purple Telecom Place 167 Victoria Street Private Bag 92028 Auckland 1010 New Zealand	T +64 9 359 6413 F +64 9 303 3430 E craig.mulholland@telecom.co.nz www.telecom.co.nz

Listed Company Relations

NZX Limited

Level 2, NZX Centre

Wellington

By email: cms@nzx.com

7 June 2011

RE: CHANGE OF SECRETARY OF THE COMPANY

Dear Sir/Madam

Please note that with effect from today, Mr Tristan Gilbertson has been appointed Secretary of the Company effective immediately, replacing Mr Craig Mulholland.

Please update your records accordingly.

Yours sincerely

Craig Mulholland

Group Company Secretary

Telecom Corporation of New Zealand Limited